UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

MedQuist Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

584949 10 1
(CUSIP Number)

Evan D. Stone
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,001,074
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2.001,074
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,001,074
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,001,074
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,001,074
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,001,074
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,001,074
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,001,074
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS HALLMARK FINANCIAL SERVICES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 584949 10 1

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 2.   Identity and Background

Item 2 is amended in its entirety to read as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Mark E. Schwarz (“Schwarz”), Hallmark Financial Services, Inc., a Nevada corporation (“Hallmark”) and American Hallmark Insurance Company of Texas, a Texas corporation (“AHIC”) (NP, NCG, NCM, Schwarz, Hallmark and AHIC collectively referred to as the “Reporting Persons”).  Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, and Mark E. Schwarz, as the managing member of NCG, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP.  In addition, because AHIC is a wholly-owned subsidiary of Hallmark, Hallmark may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all the shares of Common Stock of the Company held by AHIC.  The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the directors and executive officers of each of Hallmark and AHIC, as of the date hereof.

Mark E. Schwarz is the managing member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general partner of NP. The principal business of NP is investing in securities. The principal business address for each of Schwarz, NCG, NCM and NP is 200 Crescent Court, Suite 1400, Dallas, Texas 75201. The principal business of Hallmark and AHIC is marketing, distributing, underwriting, and servicing of property and casualty insurance products for businesses and individuals in the United States.   The principal business address of Hallmark and AHIC is 777 Main Street, Suite 1000, Fort Worth, TX  76102.

Item 2(d)     During the last five years, none of the Reporting Persons nor the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)     During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)     Schwarz is a citizen of the United States.

CUSIP NO. 584949 10 1

Item 3.   Source and Amount of Funds

Item 3 is hereby amended and restated as follows:

As of the filing date of this Amendment No. 8, NP had invested $19,101,521 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.   Neither NCG, NCM nor Mr. Schwarz directly owns any shares of Common Stock.

As of the filing date of this Amendment No. 8, AHIC had invested $20,910 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of AHIC.  Hallmark does not directly own any shares of Common Stock.

Item 5.   Interest in Securities of the Issuer

Items 5(a)-(b) are hereby amended and restated as follows:

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 37,555,893 shares, which is the total number of shares of Common Stock outstanding as of February 24, 2009, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2009.

As of the filing date of this Amendment No. 8, NP beneficially owned 2,001,074 shares of Common Stock, representing approximately 5.3% of the issued and outstanding Common Stock of the Issuer.

NCM, as the general partner of NP, may also be deemed to beneficially own the 2,001,074 shares of Common Stock beneficially owned by NP.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 2,001,074 shares of Common Stock beneficially owned by NP.

Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 2,001,074 shares of Common Stock beneficially owned by NP.

NCM, NCG and Mr. Schwarz disclaim beneficial ownership of the shares of Common Stock owned by NP, except to the extent of their pecuniary interest therein.

As of the filing date of this Amendment No. 8, AHIC beneficially owned 20,500 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock. Hallmark, as the parent of AHIC, may also be deemed to beneficially own the 20,500 shares of Common Stock beneficially by AHIC, representing less than 1% of the issued and outstanding Common Stock.

The filing of this Amendment No. 8, and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

(b)           By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock owned by NP reported in this Statement. AHIC has the sole power to vote and dispose of the shares of Common Stock owned by AHIC.

Item 5(c) is hereby amended to add the following:

(c)           Schedule B hereto sets forth the transactions effected during the past sixty days by the Reporting Persons.

CUSIP NO. 584949 10 1

Item 7.   Materials to be Filed as Exhibits.

99.1
Joint Filing Agreement dated as of March 30, 2009 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., Mark E. Schwarz, Hallmark Financial Services, Inc. and American Hallmark Insurance Company of Texas.

CUSIP NO. 584949 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its General Partner

	By:	Newcastle Capital Group, L.L.C., its General Partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its General Partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

HALLMARK FINANCIAL SERVICES, INC.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Chairman

AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Director

CUSIP NO. 584949 10 1

Schedule A

Directors and Executive Officers of Hallmark Financial Services, Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director & Executive Chairman	Insurance Company Executive (Hallmark Financial Services) and Principal, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Scott T. Berlin, Director	Managing Director, Brown Gibbons Lang & Company, LLC, an investment banking firm serving middle market companies	Brown Gibbons Lang & Company, LLC 1111 Superior Ave., Ste .900 Cleveland, OH 44114
George R. Manser, Director	Retired Insurance Company Executive	707 S. Gulfstream Ave., #1102 Sarasota, FL 34236
James H. Graves, Director	Partner, Erwin, Graves & Associates, L.P., a management consulting firm	Erwin, Graves & Associates, L.P. 8201 Preston Rd, Suite 200 Dallas, TX 75225
Mark J. Morrison, President & CEO	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Senior Vice President and Chief Accounting Officer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Executive Vice President and Chief Operating Officer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Brookland F. Davis, Executive Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Donald E. Meyer, President of Operating Unit	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Chris Jones President of Operating Unit	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP NO. 584949 10 1

Directors and Executive Officers of American Hallmark Insurance Company of Texas

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director	Insurance Company Executive (Hallmark Financial Services) and Principal, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Mark J. Morrison, Director & Executive Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Brookland F. Davis, Director	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Director & President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Director, CFO & Treasurer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Cecil R. Wise, Director & Secretary	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Christopher J. Kenney, Director & Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP NO. 584949 10 1

Schedule B

Transactions in the Common Stock During the Past 60 Days

American Hallmark Insurance Company of Texas

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

3/26/09	Buy	10,400	2.55
3/27/09	Buy	10,100	2.40